Earnings Release
ELBIT SYSTEMS REPORTS
FIRST QUARTER 2022 RESULTS

Backlog of orders at $13.7 billion; Revenues of $1.35 billion; Non-GAAP net income of $54 million; GAAP net income of $53 million;
Non-GAAP net EPS of $1.22; GAAP net EPS of $1.19

Haifa, Israel, May 24, 2022 – Elbit Systems Ltd. (" Elbit Systems" or the "Company") (NASDAQ and TASE: ESLT), the international high technology company, reported today its consolidated results for the quarter ended March 31, 2022.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive view of the Company's business results and trends. For a description of the Company's non-GAAP definitions see page 4 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “Elbit Systems is well positioned to benefit from acceleration in defense budget growth, due to its portfolio of leading technological capabilities and positions in key global defense markets. Growth in the first quarter reflects strong demand for our solutions from customers around the world.
Elbit Systems' employee retention plans include stock price linked compensation, enhancing our ability to realize the long-term growth potential. The stock price appreciation during the first quarter resulted in a sharp increase in compensation costs related to stock price linked compensation plans for employees.
We believe the growing demand for our solutions coupled with a capable and motivated workforce will be the primary drivers of future growth and the long term success of Elbit Systems.”

First quarter 2022 results:

Revenues in the first quarter of 2022 were $1,352.8 million, as compared to $1,118.3 million in the first quarter of 2021. A major part of the growth was organic, in addition to the contribution of Sparton, which was acquired in the second quarter of 2021.

Non-GAAP(*) gross profit amounted to $333.3 million (24.6% of revenues) in the first quarter of 2022, as compared to $286.2 million (25.6% of revenues) in the first quarter of 2021. GAAP gross profit in the first quarter of 2022 was $326.9 million (24.2% of revenues), as compared to $281.3 million (25.2% of revenues) in the first quarter of 2021. The GAAP and Non-GAAP gross profit in the first quarter of 2022 includes expenses of approximately $20 million related to the effect of the significant increase in the Company's share price on employees stock price linked compensation plans.

* see page 4

Earnings Release
Research and development expenses, net were $100.7 million (7.4% of revenues) in the first quarter of 2022, as compared to $84.3 million (7.5% of revenues) in the first quarter of 2021.

Marketing and selling expenses, net were $87.0 million (6.4% of revenues) in the first quarter of 2022, as compared to $51.5 million (4.6% of revenues) in the first quarter of 2021.

General and administrative expenses, net were $84.3 million (6.2% of revenues) in the first quarter of 2022, as compared to $61.8 million (5.5% of revenues) in the first quarter of 2021.

Other operating income, net was $3.7 million in the first quarter of 2022, as a result of capital gain from sale of part of the activities of a subsidiary in the UK.

Non-GAAP(*) operating income was $65.8 million (4.9% of revenues) in the first quarter of 2022, as compared to $92.9 million (8.3% of revenues) in the first quarter of 2021. GAAP operating income in the first quarter of 2022 was $58.6 million (4.3% of revenues), as compared to $83.8 million (7.5% of revenues) in the first quarter of 2021. GAAP and Non-GAAP(*) operating income in the first quarter of 2022 was reduced by expenses of approximately $35 million related to the Company's stock price linked compensation plans.

Financial income, net were $1.1 million in the first quarter of 2022, as compared to financial expenses, net of $0.2 million in the first quarter of 2021.

Other expenses, net were $1.8 million in the first quarter of 2022, as compared to $3.2 million in the first quarter of 2021. Other expenses, net in 2022 and 2021 were mainly related to non-service costs of pension plans.

Taxes on income were $8.0 million in the first quarter of 2022, as compared to $10.8 million in the first quarter of 2021.

Equity in net earnings of affiliated companies and partnerships was $3.0 million in the first quarter of 2022 and 2021.

Non-GAAP(*) net income attributable to the Company's shareholders in the first quarter of 2022 was $54.3 million (4.0% of revenues), as compared to $76.2 million (6.8% of revenues) in the first quarter of 2021. GAAP net income attributable to the Company's shareholders in the first quarter of 2022 was $52.8 million (3.9% of revenues), as compared to $72.5 million (6.5% of revenues) in the first quarter of 2021. Net income in the first quarter of 2022 was reduced by expenses of approximately $32 million related to the Company's stock price linked compensation plans.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.22 for the first quarter of 2022, as compared to $1.72 for the first quarter of 2021. GAAP diluted earnings per share attributable to the Company's shareholders in the first quarter of 2022 were $1.19, as compared to $1.64 in the first quarter of 2021. Diluted net earnings per share in the first quarter of 2022, were reduced by $0.72 as a result of the expenses related to the Company's stock price linked compensation plans.

The Company’s backlog of orders as of March 31, 2022 totaled $13.7 billion, similar to the backlog as of December 31, 2021. Approximately 72% of the current backlog is attributable to orders from outside Israel. Approximately 55% of the backlog is scheduled to be performed during the remainder of 2022 and 2023.

Cash flows provided by operating activities in the three months ended March 31, 2022 were $35.5 million, as compared to cash flows used in operating activities in the three months ended March 31, 2021 of $13.1 million.

* see page 4

Earnings Release

Impact of the COVID-19 Pandemic on the Company:

The Coronavirus disease 2019 (COVID-19) was declared a pandemic by the World Health Organization in March 2020. COVID-19 has had significant negative impacts on the worldwide economy, resulting in disruptions to supply chains and financial markets, significant travel restrictions, facility closures and shelter-in place orders in various locations. Such disruptions also led to global shortages of electronics and other components, increased costs and extended lead times. Elbit Systems is closely monitoring the evolution of the COVID-19 pandemic and its impacts on the Company’s employees, customers and suppliers, as well as on the global economy.

As we last reported on March 29, 2022, we have been taking a number of actions to protect the safety of our employees as well as maintain business continuity and secure our supply chain. We also reported on a number of activities where we are leveraging our technological capabilities to assist hospital staffs and other first responders protecting our communities from the impact of the pandemic. All of these actions remain ongoing.

We have implemented a series of cost control measures to help limit the financial impact of the pandemic on the Company, in parallel to the measures we are taking to maintain business continuity and deliveries to our customers. We also are working on efficiency initiatives with a number of our suppliers. We continue to evaluate our operations on an ongoing basis in order to adapt to the evolving business environment.

During 2021 and the first three months of 2022 our defense activities, which account for most of our business, were not materially impacted by the pandemic, although some of our businesses experienced certain disruptions due to government directed safety measures, travel restrictions and supply chain delays.

We believe that as of March 31, 2022, Elbit Systems had a healthy balance sheet, adequate levels of cash and access to credit facilities that provide liquidity when necessary. We have given high priority to cash management and adequate cash reserves to run the business.

The extent of the impact of COVID-19 on the Company's performance depends on future developments including the duration and spread of the pandemic, the measures adopted by governments to limit the spread of the pandemic, including implementation of vaccinations, and resulting actions that may be taken by our customers and our supply chain, all of which contain uncertainties. As noted in our annual report on Form 20-F, the preparation of financial reports requires us to make judgments, assumptions and estimates that affect the amounts reported. For our financial results for the quarter ended March 31, 2022, we considered the economic impact of the COVID-19 pandemic on our critical and significant accounting estimates. The expected impact of the COVID-19 pandemic did not have a material effect on our judgments, assumptions and estimates reflected in the results. However, our future results may differ materially from our estimates. As events continue to evolve in connection with the COVID-19 pandemic, the estimates we use in future periods may change materially.

* see page 4

Earnings Release

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items including significant exchange rate differences, significant effects of retroactive tax legislation, changes in accounting guidance, financial transactions and other items not considered to be part of regular ongoing business, which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earnings Release
Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions, except for per share amounts)

	Three Months Ended March 31, 2022	Three Months Ended March 31, 2021	Year Ended December 31, 2021
GAAP gross profit	$326.9	$281.3	$1,358.0
Adjustments:
Amortization of purchased intangible assets	6.4	4.9	26.7
Non-GAAP gross profit	$333.3	$286.2	$1,384.7
Percent of revenues	24.6%	25.6%	26.2%

GAAP operating income	$58.6	$83.8	$418.5
Adjustments:
Amortization of purchased intangible assets	10.9	9.1	47.0
Capital gains	(3.7)	—	(14.7)
Non-GAAP operating income	$65.8	$92.9	$450.8
Percent of revenues	4.9%	8.3%	8.5%

GAAP net income attributable to Elbit Systems’ shareholders	$52.8	$72.5	$274.4
Adjustments:
Amortization of purchased intangible assets	10.9	9.1	47.0
Capital gains	(3.7)	—	(24.9)
Revaluation of investments measured under fair value method	—	—	(17.3)
Non-operating foreign exchange losses	(4.8)	(4.2)	10.6
Tax effect and other tax items, net	(0.9)	(1.2)	77.8
Non-GAAP net income attributable to Elbit Systems' shareholders	$54.3	$76.2	$367.6
Percent of revenues	4.0%	6.8%	7.0%

GAAP diluted net EPS	$1.19	$1.64	$6.20
Adjustments, net	0.03	0.08	2.10
Non-GAAP diluted net EPS	$1.22	$1.72	$8.30

Earnings Release

Recent Events:

On May 16, 2022, the Company announced that its U.S. subsidiary, Elbit Systems of America LLC, ("Elbit Systems of America"), was awarded a delivery order valued at $49 million for the supply of Squad Binocular Night Vision Goggle (“SBNVG”) systems to the U.S. Marines Corps. The order will be executed in Roanoke, Virginia and will be supplied through September 2023.
This additional order is part of a $249 million five-year Indefinite Delivery Indefinite Quantity (IDIQ) contract from September 6, 2019.

Dividend:

The Board of Directors declared a dividend of $0.50 per share for the first quarter of 2022. The dividend’s record date is June 27, 2022. The dividend will be paid on July 11, 2022, after deduction of taxes at the source, at the rate of 16.8%.

Conference Call:

The Company will be hosting a conference call on Tuesday, May 24, 2022, at 9:00 a.m. Eastern Time. On the call, the Company’s management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-866-744-5399
CANADA Dial-in Number: 1-866-485-2399
ISRAEL Dial-in Number: +972-3-918-0644
INTERNATIONAL Dial-in Number: +972-3-918-0644

at 9:00am Eastern Time; 6:00am Pacific Time; 4:00pm Israel Time

The conference call will also be broadcast live on Elbit Systems’ website at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1-888-782-4291 (US and Canada) or +972-3-925-5900 (Israel and International).

Earnings Release

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Senior Executive VP – Business Management
Tel: +972-77-2948661
j.gaspar@elbitsystems.com

Dr. Yaacov (Kobi) Kagan, Executive VP - CFO
Tel: +972-77-2946663
kobi.kagan@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

David Vaaknin, VP, Head of Corporate Communications
Tel: +972-77-2946691
david.vaaknin@elbitsystems.com
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems

Earnings Release
Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.
(FINANCIAL TABLES TO FOLLOW)

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands US Dollar)

	As of March 31, 2022 (Unaudited)	As of December 31, 2021 (Audited)
Assets
Cash and cash equivalents	$275,871	$258,993
Short-term bank deposits	1,181	1,185
Trade and unbilled receivables and contract assets, net	2,741,484	2,770,124
Other receivables and prepaid expenses	276,024	279,228
Inventories, net	1,751,237	1,670,474
Total current assets	5,045,797	4,980,004

Investments in affiliated companies, partnerships and other companies	184,230	182,553
Long-term trade and unbilled receivables and contract assets	333,167	316,074
Long-term bank deposits and other receivables	130,954	133,505
Deferred income taxes, net	52,056	65,274
Severance pay fund	282,854	301,192
Total long-term assets	983,261	998,598

Operating lease right of use assets	418,778	416,383
Property, plant and equipment, net	914,041	902,684
Goodwill and other intangible assets, net	1,998,735	2,019,675
Total assets	$9,360,612	$9,317,344

Liabilities and Equity
Short-term bank credit and loans	$23,865	$27,676
Current maturities of long-term loans and Series B, C and D Notes	84,609	78,682
Operating lease liability	77,061	76,778
Trade payables	1,011,702	1,023,679
Other payables and accrued expenses	1,299,505	1,314,321
Contract liabilities	1,418,429	1,502,955
Total current liabilities	3,915,171	4,024,091

Long-term loans, net of current maturities	387,135	356,624
Series B,C and D Notes, net of current maturities	519,759	528,324
Employee benefit liabilities	855,528	884,353
Deferred income taxes and tax liabilities, net	126,844	141,451
Contract liabilities	424,636	293,984
Operating lease liability	379,606	386,644
Other long-term liabilities	180,103	155,610
Total long-term liabilities	2,873,611	2,746,990

Elbit Systems Ltd.'s equity	2,557,281	2,531,635
Non-controlling interests	14,549	14,628
Total equity	2,571,830	2,546,263
Total liabilities and equity	$9,360,612	$9,317,344

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Three months ended March 31, 2022 (Unaudited)	Three months ended March 31, 2021 (Unaudited)	Year Ended December 31, 2021 (Audited)

Revenues	$1,352,806	$1,118,279	$5,278,521
Cost of revenues	1,025,861	836,939	3,920,473
Gross profit	326,945	281,340	1,358,048

Operating expenses:
Research and development, net	100,679	84,258	395,087
Marketing and selling, net	86,975	51,484	291,751
General and administrative, net	84,324	61,759	267,362
Other operating income, net	(3,651)	—	(14,660)
Total operating expenses	268,327	197,501	939,540
Operating income	58,618	83,839	418,508

Financial income (expenses), net	1,081	(222)	(40,393)
Other income (expense), net	(1,827)	(3,246)	5,336
Income before income taxes	57,872	80,371	383,451
Taxes on income	(7,969)	(10,802)	(131,387)
Income after income taxes	49,903	69,569	252,064
Equity in net earnings of affiliated companies and partnerships	3,045	3,028	22,599
Net income	$52,948	$72,597	$274,663

Less: net income attributable to non-controlling interests	(184)	(67)	(313)
Net income attributable to Elbit Systems Ltd.'s shareholders	$52,764	$72,530	$274,350

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$1.19	$1.64	$6.21
Diluted net earnings per share	$1.19	$1.64	$6.20

Weighted average number of shares used in computation of (in thousands):
Basic earnings per share	44,286	44,200	44,204
Diluted earnings per share	44,524	44,247	44,278

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Three months ended March 31, 2022 (Unaudited)	Three months ended March 31, 2021 (Unaudited)	Year ended December 31, 2021 (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$52,948	$72,597	$274,663
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	39,371	34,581	153,091
Stock-based compensation	2,341	1,021	5,312
Amortization of Series A, B, C and D Notes related issuance costs, net	205	—	399
Deferred income taxes and reserve, net	(821)	1,460	39,095
Gain on sale of property, plant and equipment	(45)	(9)	(14,457)
Loss (gain) on sale of investment, remeasurement of investment held under fair value method	(3,383)	370	(15,153)
Equity in net earnings of affiliated companies and partnerships, net of dividends received(*)	(1,249)	545	7,724
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade and unbilled receivables and prepaid expenses	9,615	86,098	(430,296)
Increase in inventories, net	(80,764)	(119,645)	(336,221)
Increase (decrease) in trade payables and other payables and accrued expenses	(21,135)	(156,370)	105,201
Severance, pension and termination indemnities, net	(7,738)	(10,350)	9,834
Increase in contract liabilities	46,125	76,616	617,740
Net cash provided by (used in) operating activities	35,470	(13,086)	416,932

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(44,983)	(32,804)	(188,624)
Acquisitions of subsidiaries and business operations	—	—	(385,011)
Deferred payment on acquisition	—	(60,560)	(60,560)
Investments in affiliated companies and other companies, net	(268)	(370)	(1,828)
Proceeds from sale of property, plant and equipment	950	34	25,745
Proceeds from sale of investments	11,651	—	16,177
Proceeds from sale of long-term deposits, net	59	98	481
Investment in short-term deposits, net	(21)	—	(435)
Proceeds from sale of short-term deposits	—	39	6,334
Net cash used in investing activities	(32,612)	(93,563)	(587,721)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares	11	1	20
Repayment of long-term bank loans	(618)	(640)	(536,062)
Proceeds from long-term bank loans	38,776	—	476,273
Issuance of Series B, C and D Notes	—	—	575,249
Dividends paid	(20,338)	(19,447)	(79,175)
Change in short-term bank credit and loans, net	(3,811)	54,900	(285,317)
Net cash provided by financing activities	14,020	34,814	150,988

Net increase (decrease) in cash and cash equivalents	16,878	(71,835)	(19,801)
Cash and cash equivalents at the beginning of the year	258,993	278,794	278,794
Cash and cash equivalents at the end of the period	$275,871	$206,959	$258,993

* Dividend received from affiliated companies and partnerships	$1,796	$3,573	$30,323

Earnings Release
ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES
(In millions of US Dollars)

Consolidated Revenues by Areas of Operation:

	Three months ended March 31, 2022	%	Three months ended March 31, 2021	%	Year ended December 31, 2021	%
Airborne systems	$501.3	37.0%	$411.2	36.8%	$2,005.8	37.9%
Land systems	300.3	22.2%	300.1	26.8%	1,254.7	23.8%
C4ISR systems	385.3	28.5%	260.0	23.2%	1,371.5	26.0%
Electro-optic systems	119.8	8.9%	97.2	8.7%	452.9	8.6%
Other (mainly non-defense engineering and production services)	46.1	3.4%	49.8	4.5%	193.6	3.7%
Total	$1,352.8	100.0%	$1,118.3	100.0%	$5,278.5	100%

Consolidated Revenues by Geographical Regions:

	Three months ended March 31, 2022	%	Three months ended March 31, 2021	%	Year ended December 31, 2021	%
Israel	$285.6	21.1%	$284.0	25.4%	$1,094.7	20.7%
North America	362.4	26.8%	349.9	31.3%	1,608.6	30.5%
Europe	254.6	18.8%	185.5	16.6%	884.5	16.8%
Asia-Pacific	402.4	29.7%	229.5	20.5%	1,443.5	27.3%
Latin America	13.2	1.0%	35.3	3.2%	126.7	2.4%
Other countries	34.6	2.6%	34.1	3.0%	120.5	2.3%
Total	$1,352.8	100.0%	$1,118.3	100.0%	$5,278.5	100.0%